================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                         -----------------------------

                                   FORM 11-K


      (Mark One)
   / X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the period ended December 31, 1999 Commission file number 1-9553

                                       OR


   /   /  Transition Report Pursuant to Section 15(d) of the Securities
          Exchange Act of 1934



                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

          -----------------------------------------------------------

                           (Full title of the plan)



                                  VIACOM INC.

          -----------------------------------------------------------

         (Name of issuer of the securities held pursuant to the plan)



                                 1515 Broadway
                           New York, New York 10036

          -----------------------------------------------------------

                    (Address of principal executive offices)




================================================================================

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN



                               Table of Contents

                                                             Page

Independent Auditors' Report                                    1

Statements of Net Assets Available for Benefits                 2

Statement of Changes in Net Assets Available for Benefits       3

Notes to Financial Statements                                   4


Schedule:

Schedule of Assets Held for Investment Purposes                11


Exhibit:

  I- Consent of Independent Auditors


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                           Westinghouse de Puerto Rico, Inc. Retirement Savings Plan



Date:  June 15, 2000       By:        /s/    A.G. Ambrosio
                              ------------------------------------
                                             A.G. Ambrosio

                                             Plan Administrator

                         Independent Auditors' Report


To the Participants and Administrator of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 6, the Plan Sponsor has terminated the Plan effective June 30, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   KPMG LLP



Pittsburgh, Pennsylvania
June 15, 2000

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                          December 31, 1999 and 1998



                                                                           1999                 1998
                                                                    ------------------    -----------------
Investments, at fair value (note 3):
     Registered investment companies                                $               --             $120,724
     CBS common stock                                                               --              110,153
     Interest-bearing cash                                                         807                  133
                                                                    ------------------       --------------
                                                                                   807              231,010


Investments, at contract value:
     Beneficial interest in the Master Trust, net of fees (note 4)                 127              116,845
                                                                    ------------------       --------------
                      Total investments                                            934              347,855
                                                                    ------------------       --------------


Receivables:
     Plan Sponsor contributions (note 6)                                        14,739                   --
     Interest and dividends                                                          4                  698
                                                                    ------------------       --------------

                      Total assets                                              15,677              348,553

Liabilities:
      Plan transfers (note 6)                                                  (15,677)                  --
                                                                    ------------------       --------------

                      Net assets available for benefits             $               --              348,553
                                                                    ==================       ==============



                See accompanying notes to financial statements.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 1999



Additions to net assets attributed to:
 Investment income:
    Net appreciation in fair value of investments                                   $    53,171
    Interest, dividends and other                                                         3,966
    Net investment gain from the Master
      Trust (note 4)                                                                      3,383
                                                                                    -----------

                      Total investment income                                            60,520
                                                                                    -----------

 Contributions:
   Plan Sponsor contributions (note 6)                                                   14,739
                                                                                    -----------

                     Total contributions                                                 14,739
                                                                                    -----------

                     Total additions                                                     75,259
                                                                                    -----------

Deductions from net assets attributed to:
  Benefits paid to participants                                                        (378,042)
  Distribution to Plan Sponsor (note 6)                                                 (30,093)
                                                                                    -----------

                        Total deductions                                               (408,135)
                                                                                    -----------

                        Net decrease prior to plan transfers                           (332,876)

  Plan transfers (note 6)                                                               (15,677)
                                                                                    -----------

                        Net decrease                                                   (348,553)

Net assets available for benefits:
  Beginning of year                                                                     348,553
                                                                                    -----------

  End of year                                                                       $        --
                                                                                    ===========


                See accompanying notes to financial statements.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1) Description of Operations and Summary of Significant Accounting Policies

    CBS Corporation (the Corporation, Plan Sponsor or CBS), formerly Westinghouse Electric Corporation, is the Plan Sponsor of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan). Westinghouse de Puerto Rico, Inc. was a wholly owned subsidiary of the Corporation until October 31, 1997, at which time it was sold to Ingersoll-Rand Company.

    The sale of Westinghouse de Puerto Rico, Inc. on October 31, 1997, resulted in substantially all Westinghouse de Puerto Rico, Inc. Retirement Savings Plan participants being transferred to a plan sponsored by Thermo King de Puerto Rico, Inc. As further discussed in note 6, the Plan Sponsor terminated the Plan effective June 30, 1999.

    (a)  Basis of Accounting

         The financial statements of the Plan are prepared under the accrual basis of accounting.

    (b)  Investments

         The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value.

    (c)  Measurement Date

         Purchases and sales of securities are recorded on a trade date basis.

    (d)  Dividends

         Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

    (e)  Payment of Benefits

         Benefits are recorded when paid.


                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

    (f)  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

    (g)  Reclassification

         Pursuant to the adoption of SOP 99-3, certain information for 1998 has been reclassified to conform with the 1999 presentation.


(2) Description of the Plan

    The following description of the Plan provides only general information. Participants should refer to the Plan document or the Summary Plan Description for a more complete description of the Plan's provisions.

    (a)  General

         The Plan is a defined contribution plan effective as of January 1, 1992. The Plan is subject to the provisions of ERISA. The Plan covered all full-time employees rendering service in Puerto Rico who were employees of Westinghouse de Puerto Rico, Inc. or certain existing and former divisions and subsidiaries of CBS Corporation (the Companies) and who were not covered under a collective bargaining agreement. Temporary employees or leased employees were not eligible to participate in the Plan.

         The administrative managers of the Corporation's plans serve as Plan Administrator.


                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

    (b)  Contributions

         Plan participants may elect to contribute on a pre-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as a basic contribution and from 1% to 4% extra of their total compensation excluding bonuses and incentive awards on a pre-tax basis as a supplementary contribution. Effective April 1, 1997, participants may elect to contribute on an after-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as an additional supplementary contribution. The Companies contribute an amount equal to 50% of the employee's basic contribution. The participant's maximum contribution cannot exceed the lesser of 12% of eligible compensation or $8,000 in 1999, (12% of eligible compensation or $8,000 in 1998), subject to the Puerto Rico Internal Revenue Code. The employee's election shall be effective for a minimum of one quarter.

         Upon enrollment in the Plan, a participant can elect for their contributions to be invested in one or more of the following four funds: the Fixed Income Fund; the Vanguard Index Trust 500 Portfolio (Vanguard Mutual Fund); the Fidelity Growth and Income Fund; or the CBS Common Stock Fund.

         Participants may direct their investments in 10% multiples in any combination they wish.

         The Companies have the right under the Plan to discontinue their contributions at any time.

    (c)  Rollovers

         An employee eligible to participate in the Plan may elect to deposit (roll over) into the Plan distributions received from other plans that are qualified by the Puerto Rico Internal Revenue Code. Rollovers are fully vested at all times and are nonforfeitable.

    (d)  Withdrawals

         All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of common stock, as detailed in the Plan document.

    (e)  Loans

         Effective April 1, 1997, participants are eligible to take a loan from the Plan. The amount of a loan generally cannot exceed the lesser of $50,000 or one-half of the participant's total pre-tax vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate in effect on the last business day of the calendar quarter prior to the loan origination date, plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.


                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

    (f)  Vesting and Forfeitures

         Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1992, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1992, must complete three years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing three years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. There were no nonvested employer matching contributions forfeited in 1999 or 1998.

    (g)  Plan Expenses

         The administrative managers are responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Corporation. Administrative expenses are paid directly by the Corporation and, accordingly, are not reflected in the Plan's financial statements.


(3) Investments

    The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998:

                                                           1999       1998
                                                       ----------- -----------
          Beneficial interest in the Master Trust      $   N/A        116,845
          Vanguard Index Trust 500 portfolio               N/A         97,000
          Fidelity Growth & Income Fund                    N/A         23,724
          CBS common stock                                 N/A        110,153

    During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $53,171 as follows:

          Registered invesment companies                         $    (3,434)
          CBS common stock                                            56,605
                                                                 -------------
                                                                 $    53,171
                                                                 -------------


                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(4) Master Trust (Dollar Amounts in Thousands)

    As of December 31, 1999, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another Plan Sponsored by the Corporation. The Master Trust is administered by Deutsche Bank (formerly Bankers Trust) and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1999 and 1998, the Plan's beneficial interest in the net assets of the Master Trust was less than 0.01%. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

    The following table presents the values of investments in the Master Trust as of December 31, 1999 and 1998:

                                             1999                1998
                                      ------------------- -------------------
                                       Contract  Market    Contract  Market
                                        value     value     value     value
                                      --------- --------- --------- ---------
    Guaranteed investment contracts $ 119,095 115,376 449,428 450,678 Synthetic guaranteed investment
      contracts                       1,656,675 1,680,106 1,955,176 2,023,929
    Cash                                 64,095    64,095    94,322    94,322
                                      --------- --------- --------- ---------
                    Master Trust     $1,839,865 1,859,577 2,498,926 2,568,929
                                      ========= ========= ========= =========

    Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

    The contract value of the Master Trust excludes accrued investment consulting fees for the Fixed Income Fund payable to Bankers Trust Company.

    Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $229,883 and $218,609 as of December 31, 1999, and $457,775 and $394,233 as of December 31, 1998, respectively.



                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



    The aggregate investment gain from the Master Trust for the year ended December 31, 1999, of $98,295 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

    The average blended yield of all the investment contracts as of December 31, 1999 and 1998, was 6.08% and 6.41%, respectively, while the annual one year return for the years ended December 31, 1999 and 1998, was 6.08% and 6.54%, respectively.


(5) Tax Status

    The Plan obtained a favorable determination letter dated September 27, 1993, from the Puerto Rico Department of the Treasury which qualifies the Plan as tax exempt under the provisions of the Puerto Rico Internal Revenue Code (the Code). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

    On December 20, 1999, the Plan requested approval from the Puerto Rico Department of the Treasury to terminate the Plan on March 1, 2000. The Plan received notification from the Puerto Rico Department of the Treasury that their termination met the requirements of the Code.

    Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.


(6) Plan Termination

    The Plan Sponsor terminated the Plan effective June 30, 1999. Benefits continued to accrue through June 30, 1999, and all participants were fully vested as of that date. Each participant made an election to have his/her lump-sum payment paid directly or rolled over into another qualified plan or an Individual Retirement Account (IRA). Plan assets were distributed on September 30, 1999, after such elections were received and pursuant to a final valuation completed as of September 13, 1999. On September 30, 1999, forfeited employer matching contributions totaling $30,093 were returned to the Plan Sponsor. Upon further review of this item, it was determined that a portion of these funds should have been remitted to certain Plan participants. Therefore, the Plan Sponsor remitted a portion of these funds back to the Plan on May 10, 2000. Accordingly, as of December 31, 1999, this amount is shown as a Plan Sponsor contribution receivable, and the amount due to the participants is shown as a Plan transfer liability.



                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(7) Subsequent Events

    On May 4, 2000, CBS was merged with and into Viacom.

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                                EIN:2501202929

                                Plan Number: 007

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999



                                              Description of investment including
     Identity of issue, borrower,              Maturity date, rate of interest,                Current
        lessor or similar party                Collateral, par or maturity value                Value
---------------------------------------  ---------------------------------------------  ---------------------
*   Bankers Trust Company                 BT Pyramid Direct Cash Fund                     $        807
                                                                                          ------------

                                                                                          $        807
                                                                                          ============

* Party-in-interest

 See accompanying independent auditors' report.